NEWS RELEASE

Alderon Commences Work at its Proposed Terminal Site near the Port of Sept-Îles

April 2, 2014	(TSX: ADV) (NYSE MKT: AXX)

Alderon Iron Ore Corp. (TSX: ADV) (NYSE MKT: AXX) ("Alderon" or the “Company”) is pleased to announce that it has commenced preliminary work for the Pointe-Noire Terminal facility at the Port of Sept-Îles, Quebec.  This is the product handling facility for the Kami Iron Ore Project (“Kami Project”) with mining and processing facilities located in western Labrador. The Kami Project is held by the Company’s affiliate The Kami Mine Limited Partnership (“Kami LP”).

Site preparations have commenced at the terminal facility, which will be built for receiving, unloading, stockpiling and reclaiming concentrate for ship loading.  The terminal facility will consist of a railcar unloading stub track, a single rotary car dumper, a concentrate storage yard with stacker-reclaimer and interconnecting conveyor systems.  Two of the most critical pieces of the material handling system for the Kami Project, the car dumper and the stacker-reclaimer, have already been ordered.  Please refer to news release dated January 28, 2014 for more information about the equipment orders.

“After a tremendous amount of hard work from the entire Alderon team, we are very excited to have commenced with the first step in preparation for construction for the Kami Project,” says Tayfun Eldem, Alderon President and CEO.  “This step marks the continuation of a very successful start to the year and we look forward to hitting many more milestones in the next six months.”

Progress on the new multi-user dock by the Port of Sept-Îles is progressing with construction scheduled to wrap up during the summer of 2014.  The new dock will provide ship-loading services to the Kami LP for up to 8 million tonnes of iron ore annually as per the agreement with the Port of Sept-Îles.  For additional information about the agreement, please refer to Alderon’s News Release dated July 16, 2012.

Alderon also confirms that it has filed with the applicable Canadian securities regulatory authorities on SEDAR its 2013 audited annual financial statements and management's discussion and analysis in relation thereto (the “Statements”) and Annual Information Form for the year ended December 31, 2013 (“AIF”). The Company has also filed the Statements and its Form 40-F with the United States Securities and Exchange Commission on EDGAR. The Statements, AIF and Form 40-F are available on the Company's website at www.alderonironore.com. Shareholders have the ability to receive a hard copy of the Statements free of charge upon request to the Company.

About Alderon

Alderon is a leading iron ore development company in Canada with offices in Montreal, Vancouver, St. John’s and Labrador City.  The Kami Project, owned 75% by Alderon and 25% by Hebei Iron & Steel Group Co. Ltd. (“HBIS”) through The Kami Mine Limited Partnership, is located within Canada’s premier iron ore district and is surrounded by four producing iron ore mines. Its port handling facilities are located in Sept-Iles, the leading iron ore port in North America.  The Alderon team is comprised of skilled professionals with significant iron ore expertise to advance Kami towards production. HBIS is Alderon’s strategic partner in the development of the Kami Project and China’s largest steel producer.

Brian Penney, P.Eng. the Chief Operating Officer for Alderon and a Qualified Person as defined by National Instrument 43-101, has reviewed and approved the technical information contained in this news release.

For more information on Alderon, please visit our website at www.alderonironore.com.

ALDERON IRON ORE CORP.
On behalf of the Board
"Mark J Morabito"
Executive Chairman

Montreal Office	Vancouver Office
T: 514-281-9434	T: 604-681-8030
F: 514-281-5048	F: 604-681-8039

E: info@alderonironore.com
www.alderonironore.com

For further information please call:
Evelyn Cox
1-604-681-8030 ext 223 or 1-888-990-7989

Cautionary Note Regarding Forward-Looking Information

This press release contains "forward-looking information" within the meaning of the U.S. Private Securities Litigation Reform Act and Canadian securities laws concerning anticipated developments and events that may occur in the future. Forward-looking information contained in this press release include, but are not limited to, statements with respect to (i) the development of the Kami Project; (ii) the details of the components of the terminal facility; (iii) the attainment of future milestones;  and (iv) the construction schedule for the new multi-user dock.

In certain cases, forward-looking information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" suggesting future outcomes, or other expectations, beliefs, plans, objectives, assumptions, intentions or statements about future events or performance. Forward-looking information contained in this press release is based on certain factors and assumptions regarding, among other things, receipt of governmental and other approvals,  the estimation of mineral reserves and resources, the realization of resource estimates, iron ore and other metal prices, the timing and amount of future exploration and development expenditures, the estimation of initial and sustaining capital requirements, the estimation of labour and operating costs, the availability of necessary financing and materials to continue to explore and develop the Kami Project in the short and long-term, the progress of exploration and development activities, the receipt of necessary regulatory approvals, the completion of the Federal environmental assessment process, the estimation of insurance coverage, and assumptions with respect to currency fluctuations, environmental risks, title disputes or claims, and other similar matters. While the Company considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

Forward looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Such factors include risks inherent in the exploration and development of mineral deposits, including risks relating to changes in project parameters as plans continue to be redefined including the possibility that mining operations may not commence at the Kami Property, risks relating to variations in mineral resources, grade or recovery rates resulting from current exploration and development activities, risks relating to the ability to access rail transportation, sources of power and port facilities, risks relating to changes in iron ore prices and the worldwide demand for and supply of iron ore and related products, risks related to increased competition in the market for iron ore and related products and in the mining industry generally, risks related to current global financial conditions, uncertainties inherent in the estimation of mineral resources, access and supply risks, reliance on key personnel, operational risks inherent in the conduct of mining activities, including the risk of accidents, labour disputes, increases in capital and operating costs and the risk of delays or increased costs that might be encountered during the development process, regulatory risks, including risks relating to the acquisition of the necessary licences and permits, financing, capitalization and liquidity risks, including the risk that the financing necessary to fund the exploration and development activities at the Kami Project may not be available on satisfactory terms, or at all, risks related to disputes concerning property titles and interest, risks related to disputes with Aboriginal groups, environmental risks, and the additional risks identified in the “Risk Factors” section of the Company’s Annual Information Form for the most recently completed financial year, which is included in its Annual Report on Form 40-F filed with the U.S. Securities and Exchange Commission (the “SEC”) or other reports and filings with applicable Canadian securities regulators and the SEC. Accordingly, readers should not place undue reliance on forward-looking information. The forward-looking information is made as of the date of this press release. Except as required by applicable securities laws, the Company does not undertake any obligation to publicly update or revise any forward-looking information.